United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the August 4, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

EXHIBIT LIST

EXHIBIT	DESCRIPTION
99.1	Press Release Dated August 4, 2016 titled: "Coca-Cola European Partners to present at Barclays Global Consumer Staples Conference, announces timing of release of first-half 2016 results."

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: August 4, 2016	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasurer

EXHIBIT 99.1

CONTACTS:	Investor Relations	Media Relations
	Thor Erickson	Ros Hunt
	1 (678) 260-3110	44 (0) 7528 251 022

COCA-COLA EUROPEAN PARTNERS TO PRESENT
AT BARCLAYS GLOBAL CONSUMER STAPLES CONFERENCE,
ANNOUNCES TIMING OF RELEASE OF FIRST-HALF 2016 RESULTS

LONDON, August 4, 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announced it will present at the Barclays Global Consumer Staples Conference, Thursday, September 8, 2016, at 2:45 p.m. BST, 3:45 p.m. CEST, and 9:45 a.m. EDT. Chief Executive Officer John F. Brock, Chief Operating Officer Damian Gammell, and Chief Financial Officer Nik Jhangiani will deliver the remarks.
The public can access this presentation through the company’s website, www.ccep.com.
Also, the company said it will release its first-half 2016 earnings Thursday, September 22, 2016. A conference call discussing these results will be webcast live through the company’s website, www.ccep.com, at 3:00 p.m. BST, 4:00 p.m. CEST, and 10:00 a.m. EDT. A replay of the presentation will be available later that day.
A copy of the company’s news release will be available through the website on the home page and under the Investors section.

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on net sales. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.
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